JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com

January 3, 2006

VIA FACSIMILE, EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail-Stop 4561
Washington, D.C. 20549
Attention:	Mr. Todd Schiffman
Mr. Michael Clampitt

Re:	Mutual Federal Bancorp, Inc. Form SB-2 filed November 18, 2005 File No. 333-129835

Dear Mr. Schiffman and Mr. Clampitt:

On behalf of Mutual Federal Bancorp, Inc. (the “Company”), this letter responds to the comment letter dated December 15, 2005 from Mr. Clampitt with respect to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”). The text of your letter has been included for your reference and the Company’s response is presented below each comment.

Accompanying an overnight copy of this letter is a courtesy copy of Amendment No. 1 to the Registration Statement being filed with the Commission on January 3, 2006, reflecting the changes detailed herein in response to the staff’s comments and certain other updating and conforming changes. Registration Statement page references used in our responses refer to pages of Amendment No. 1.

Prospectus Cover Page

1.  Revise the fourth sentence of the third paragraph to state that subscriptions will be returned unless the subscribers are affirmatively resolicited.

As requested, we have revised this sentence on the cover page of the prospectus to make it clear that in the event the offering is extended beyond ________________, 2006, subscribers will be resolicited and must affirmatively reconfirm their subscriptions.

United States Securities and Exchange Commission
January 3, 2006

Prospectus Summary
Persons Who May Subscribe…. - page 4

2.  Revise the second bullet to add, “up to 10% of the offering”.

As requested, we have revised the second bullet point on page 4 to add this language.

3.  Provide the staff supplementally with the RP appraisal book.

As requested, we are supplementally providing to you a hard copy of the appraisal of RP Financial, LC.

How We Determined to Offer…. - page 6

4.  Revise the last sentence on page 6 to disclose that subscriptions will be refunded unless the subscriber reaffirms the subscription.

As requested, we have revised the disclosure on page 6 to indicate that in the circumstances described above, all subscriptions will be refunded unless the subscriber reaffirms the subscription.

5.  The staff notes different ratios on the first two tables presented on page 7, however, the narrative does not adequately explain why similar titles have different ratios. In this regard, the staff notes the first table presents minimum p/e at 27.78 while the second table presents 17.17%. Please revise to explain the differences that result in different ratios.

The information included in the first table previously included on page 7 of the prospectus was derived from the pro forma information included in the “Pro Forma Data” section and table found on pages 31-36 of the prospectus, and is reflective of such information at or for the nine months ended September 30, 2005. The information in the second table on page 7 is derived from the data included in RP Financial’s appraisal report, and reflects financial data at or for the twelve months ended September 30, 2005. To avoid further confusion, we have deleted the first table in its entirety. As requested, we have also revised the narrative preceding the remaining table on page 7 to clarify the information being presented.

6.  The staff notes the use of Amex and Nasdaq peer group, yet the stock may be listed on the OTCBB. Please revise to include or advise the staff why OTCBB peers were not included.

United States Securities and Exchange Commission
January 3, 2006

Pursuant to the guidelines established by the Office of Thrift Supervision for appraisal reports, an appraiser is only permitted to include publicly-traded thrift institutions in the comparison peer group. The OTS considers companies listed on either the New York Stock Exchange, American Stock Exchange or Nasdaq to meet the definition of a “publicly traded” thrift institution. Under these guidelines, companies quoted on the OTCBB do not meet this criteria. Accordingly, the peer group companies selected by RP Financial for purposes of its appraisal comparison to Mutual Federal included only Nasdaq and American Stock Exchange quoted or listed companies.

7.  The narrative preceding the table on page 8 does not reconcile why the ratios are different than the first two tables on page 7. Please revise the narrative to explain why the ratios are different.

As requested, we have revised the narrative preceding the table on page 8 to clarify that the information in the table reflects the pro forma financial impact of the sale of 100% of the common stock of Mutual Bancorp to the public in the offering (i.e. on a fully converted pro forma basis) as of or for the twelve months ended September 30, 2005, versus the pro forma impact of the sale of only 30% of the company’s stock in the offering (i.e. non-fully converted pro forma), as reflected in the preceding table.

8.  With regard to the last three bullets on page 8, please revise or advise the staff;

•	Why the ESOP is amortized over 20 years for the Company but 10 years for the peer group;

Most mutual holding companies which establish an ESOP in connection with the conversion use a 10-year amortization period. Accordingly, a 10-year ESOP amortization period was assumed for the peer group for purposes of RP Financial’s appraisal. Given the dollar size of Mutual Bancorp’s offering compared to the size of the company’s employee base, Mutual Bancorp has used a 20-year amortization period for the ESOP loan (rather than the more typical 10 years) for various employee compensation and tax considerations. This assumption was used for purposes of the pro forma fully converted presentation.

•	Indicate in the second bullet whether the assumption is based on open market purchases or new issuances; and

United States Securities and Exchange Commission
January 3, 2006

We have revised the language in the second bullet point of this paragraph on page 8 to clarify that the assumption used reflects the impact of the stock option expense. The assumption relating to the recognition and retention plan remained unchanged. Shares will be allocated, or reserved for issuance, by Mutual Bancorp for the stock option plan from authorized and unissued shares.

•	Why offering expenses are listed at 3.4% when the cover page indicates almost 10% down to around 6.7%.

If Mutual Bancorp were to effect a full conversion (issue 100% of its common stock to the public rather than only 30%, as is currently contemplated), the total expenses of the offering would only be moderately higher due to the limited amount of variable offering expenses versus fixed expenses, so that the ratio of total offering expenses to total amount of capital raised would be significantly lower. Accordingly, the expense ratio is reflected at 3.4% of the offering amount in the pro forma fully converted calculation, rather than 6.7% of the actual (non-fully converted) offering amount.

9.  Please revise the discussion on pages 7 and 8 to include a definition of core earnings; reconciling it to net income. Refer to Item 10(h)(1)(i) of Regulation S-B.

As requested, we have included a definition of core earnings, including a footnote to reconcile core earnings to net income, in the discussion on page 7 of the information derived from RP Financial’s appraisal. The reconciliation of core earnings to net income is as follows:

For the 12 months ended September 30, 2005

Net income	$1,382,000
Less:
Gains on sales of FHLMC common stock	(1,451,000)
Plus:
Tax effect of FHLMC stock sale at 39%	566,000
Core net income	$497,000

Our Officers, Directors and Employees…. - page 12

10.  Revise the first full paragraph on page 13 to disclose if the benefit plans (excluding the ESOP) will issue the shares at no cost to Officers and Directors. In addition,

United States Securities and Exchange Commission
January 3, 2006

disclose whether the shares held by the holding company will be able to vote those shares when shareholder approval is sought.

As requested, we have revised the language in the first full paragraph on page 13 to disclose that shares issued to participants under any recognition and retention plan or stock option plan the Company adopts will be issued at no out-of-pocket cost to such individuals, except that option holders will be required to pay the exercise price of the option upon exercise. We have also included language to clarify that the shares of common stock held by Mutual MHC will not be included in any stockholder approval required in connection with the adoption or amendment of such plans.

Use of Proceeds - page 24

11.  Revise the second bullet at the bottom of page 24 to disclose the Company’s present intention regarding stock repurchases.

As requested, we have revised the second bullet point at the bottom of page 24 to make it clear that the Company does not currently have any plans to repurchase its stock.

MD&A
September 30, 2005 and December 31, 2004 - page 38

12.  Revise the second paragraph to disclose whether or not brokered deposits have been used during the periods.

As requested, we have revised the third paragraph under “Comparison of Financial Condition at September 30, 2005 and December 31, 2004” to clarify that we did not utilize any brokered deposits during either period.

Comparison of Operating Results - page 38

13.  Revise to explain why Net Interest Income decreased during the period.

As requested, we have revised the MD&A discussion on page 39 relating to Net Interest Income for the nine months ended September 30, 2005 compared to the same period in 2004 to more fully explain the reasons for the decrease. In addition, we have also revised the Net Interest Income discussion on page 43 to include similar detail regarding the results for the years ended December 31, 2004 and 2003.

United States Securities and Exchange Commission
January 3, 2006

General

14.  Please note the updating requirements of Rule 310(g) of Regulation S-B.

We confirm to the staff that we have noted the updating requirements of Rule 310(g) of Regulation S-B.

15.  Please file updated consents for all audited financial statements included in your next filing.

As required, we have included an updated consent from Crowe Chizek and Company LLC, the Company’s independent accountant. The consent is filed as Exhibit 23.2 to Amendment No. 1 to the Registration Statement.

Pro Forma Data
Pro Forma Net Income - page 32 and 35

16.  Please ensure that all pro forma information presented is properly calculated. We noted that the September 30, 2005 post-tax interest rate of 2.45% stated on page 31 appears to be use in calculating the pro forma income on adjusted net proceeds amounts for both the September 30, 2005 and the December 31, 2004 scenarios.

We have revised the December 31, 2004 pro forma information in the table included on page 35 of the prospectus to reflect the investment of the net proceeds received from the offering at an assumed after-tax interest rate of 1.68%, rather than 2.45%, which was an error in the initial filing.

Provision for Loan Losses - page 39

17.  We note your loan portfolio increased by $5.8 million (21%) during the nine months ended September 30, 2005, including a $4.3 million increase in your multi-family residential mortgage loan portfolio. We further note your discussion in which you refer to higher inherent risks in this category of lending due to higher default rates and the possibility that repayments may be affected by economic conditions and interest rates. Please revise your discussion here and in other related sections of the documents to more fully explain why management made no provision for loan losses for the nine months ended September 30, 2005.

United States Securities and Exchange Commission
January 3, 2006

As requested, we have revised the discussion in MD&A on pages 39-41 of the prospectus of the Company’s methodology in determining its allowance for loan losses to more fully explain why management determined that no additional provision for loan losses was necessary for the nine months ended September 30, 2005.

Non-Interest Income - page 42

18.  We note the $1.6 million gain on sale of FHLMC common stock represented almost 65% of total net income before taxes for 2004. Please revise this discussion to more fully discuss how and why you determined to sell these securities, the amount(s) sold, their amortized cost and years held for both 2003 and 2004 sales. Please also discuss the relevant business purpose(s) for the sale(s) and any other considerations such as liquidity, for example, if appropriate. Consider revising other relevant sections of the document if needed.

As requested, we have revised the discussion of Non-interest Income in MD&A on pages 41 and 43 of the prospectus to more fully discuss the nature of our FHLMC stock investment, including the amounts sold and the reasons for such sales. In addition, we have also revised the language on page 60 to include this detail in the discussion of our investment portfolio, including revising the “Available-for-Sale Portfolio” table on pages 60-61 to include a breakout of the shares of each of the FHLMC common and preferred stock held at the dates indicated.

We greatly appreciate your assistance with this filing and thank you in advance for your cooperation. The Company and the selling agent would like to request acceleration of the effectiveness of the Registration Statement and begin selling efforts as soon as possible after filing Amendment No. 1 to the Registration Statement. Accordingly, we would greatly appreciate hearing from you at the earliest possible date if you need any additional information to complete your review of the Company’s filing.

United States Securities and Exchange Commission
January 3, 2006

Please call me at 312-609-7835 as soon as possible if you have any questions or further comments. In my absence, please feel free to contact Dan McKay at 312-609-7762.

Very truly yours,

                                                /s/ Jennifer Durham King

Jennifer Durham King

JDK/bjp
Enclosure
cc:	Mr. Stephen M. Oksas Daniel C. McKay II, Esq. Kip A. Weissman, Esq.